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                         THE SWISS HELVETIA FUND, INC.
                              TWO PORTLAND SQUARE
                              PORTLAND, ME 04101

January 12, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Filers Support
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549

Re: The Swiss Helvetia Fund, Inc. (the "Fund")
    FILE NO. 811-05128

Ladies and Gentlemen:

On behalf of the Fund, I enclose the following documents for filing pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. 02631106B, the Fund's fidelity bond, in the amount of $750,000 (the "Bond"); as received on January 3, 2007 (Exhibit 99.1) and

2. An officer's certificate certifying the resolutions adopted at a meeting of the Board of Directors held on September 21, 2006, at which a majority of the Directors who are not "interested persons" of the Fund as defined by
    Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $4,187 for the period commencing November 1, 2006 and ending November 1, 2007.

Please acknowledge receipt of this filing by date-stamping this letter and faxing it to me at (207) 822-6788.

Sincerely,

/s/ Sara M. Morris
-------------------------
Sara M. Morris
Assistant Treasurer

cc:   Fund counsel